Exhibit 99.1

November 23, 2015

Dear Caesarstone Shareholder:

We are writing to remind you that the annual general meeting of shareholders (the “annual meeting”) of Caesarstone Sdot-Yam Ltd. (“we,” “Caesarstone” or the “Company”) will be held on December 3, 2015.  All shareholders of record as of November 3, 2015 are entitled to vote at the 2015 annual meeting.  Your vote is extremely important, no matter how many or how few shares you own.

VOTE MANAGEMENT’S WHITE PROXY CARD TODAY!

Caesarstone urges shareholders to follow the recommendations of leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), to vote “FOR” ALL of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the opposition director nominees of Kibbutz Sdot-Yam (the “Kibbutz”) – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card.  ISS and Glass Lewis also recommend that shareholders DO NOT vote the Kibbutz’s GOLD proxy card.

The Kibbutz sent shareholders a letter on November 20, 2015 outlining its position that its nominees are suited to lead the Company and subsequently issued a press release on November 23 containing various incorrect assertions of fact.  The Company does not believe the Kibbutz’s nominees will act in the best interests of all shareholders.  In anticipation of the fast-approaching annual meeting, the Company wishes to ensure that shareholders have the correct facts when making important decisions about the future of their investment in Caesarstone.  By reaching out, the Company reminds shareholders that its slate of nominees has received support from both ISS and Glass Lewis.

Summary of the Company’s Position

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The Company’s slate of nominees offers an appropriate combination of stability and innovation while providing proportionate representation to the Kibbutz.  The Company has proposed seven candidates to serve on a nine-member board alongside two external directors already elected to three-year terms under Israeli law.  The Company’s independent nominating committee and its majority independent board carefully vetted each of these nominees and concluded that they were suitable to lead the Company.  Four of the nominees, including a U.S. public company director, were determined by the Company to be independent, and ISS and Glass Lewis have concurred.  The Company’s remaining three nominees are not independent and have been chosen solely by the Kibbutz, providing, as ISS and Glass Lewis also conclude, adequate representation of the Kibbutz on the board.

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The Kibbutz is seeking to regain control of the board.  The Kibbutz informed the Company’s nominating committee that it was the Kibbutz’s intention to regain control of the board. In line with such intention, in its discussions with the Company’s nominating committee during the vetting process, the Kibbutz did not propose any independent director nominee for the board.  Moreover, the Kibbutz specifically noted that it reserved the right to increase the number of its nominees if the size of the board was increased during the current proxy season.

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The Kibbutz possesses a divergent set of motives and concerns compared to public investors, and infighting within the Kibbutz has been harmful to the Company and the interests of all shareholders.  The Kibbutz is not a regular investor, but a unique social community with deep internal political divisions and an inconsistent and divergent set of motives and concerns.  The Company believes that it is important for reasons of corporate stability to limit the Kibbutz’s representation on the board to its proportionate ownership of the Company consistent with the Company’s proposed slate.  Examples of the lack of stability and cohesiveness in the Kibbutz’s positions include the fact that its board representatives have historically supported actions at board meetings that the Kibbutz has subsequently opposed as a shareholder.  The Kibbutz’s internal conflicts have at times even resulted in actions or attempts to act by the Kibbutz against Caesarstone and its management.

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The Kibbutz pays no regard to management’s record of consistently strong financial and operational performance and ignores the Kibbutz’s role in the Company’s recent share price decline.  Current management grew the Company’s annual sales by 164% from $169 million in 2008 to $447 million in 2014, and increased Adjusted EBITDA by 326% from $27.4 million in 2008 to $117 million in 2014 and its adjusted net income attributable to controlling interest by 1,113% to $82.5 million in 2014 compared to $6.8 million in 20081.  After the Company released favorable earnings in the second quarter of 2015 but moderated its guidance, the Company’s share price fell from its all-time high. The share price saw a further, significant decline after two Kibbutz-nominated directors resigned.  The Kibbutz then launched its proxy contest, focusing heavily on the reduced share price in its letter.  The Kibbutz fails to acknowledge that it is, in fact, connected to such decline.

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The Kibbutz’s nominees lack relevant experience required to continue the success of the Company and the independence to represent the best interests of all shareholders.  As assessed by Glass Lewis, Messrs. Dick and Sharir do not possess sufficient public director experience, and their respective backgrounds in the telecommunications and financial services industries are not relevant to the Company’s profile as a home-building products manufacturer.  Mr. Sharir was interviewed by the Company’s nominating committee in 2014, which decided not to recommend him to the board.  Until recently, Mr. Dick served as chairman of the board of a company owned by the Kibbutz and his independence is questionable.

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As concluded by both ISS and Glass Lewis, Caesarstone has adopted strong corporate governance practices, and there is no basis for the Kibbutz’s claims of poor governance.  The Company has fully independent board committees and a majority independent board on which no members of management currently serve.  Meeting agendas are set by the chairman of the board or the relevant committee and include director-initiated matters in accordance with Israeli law.

Management Has Optimized Shareholder Value by Delivering Consistently Strong Performance Over the Years

As emphasized in both the Glass Lewis and ISS reports, the Kibbutz ignores management’s track record of strong financial and operational performance as well as the Company’s recent record-setting results.  The Kibbutz also ignores its own role in the Company’s recent share price decline.

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Contrary to the Kibbutz’s claims, the Company’s operational and financial performance has been strong since the current CEO joined in 2009, including during the most recently completed fiscal quarter.  The current CEO joined the Company when it was in default under its bank lending facility and, since then, the Company has achieved better results than its competitors and is currently debt free. The Company has grown significantly and consistently in sales and profitability as detailed above.  These results speak clearly to the quality of the Company’s management and the success of its strategy.

1 Adjusted EBITDA and adjusted net income attributable to controlling interest are not measures of our financial performance under GAAP. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses such measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that these non-GAAP financial measures are useful to investors in enhancing an understanding of the Company’s operating performance. Reconciliations of net income to Adjusted EBITDA for the periods presented here and of net income attributable to controlling interest to adjusted net income attributable to controlling interest for the periods presented here are provided in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012.

The Company found it necessary to modestly reduce its full-year revenue guidance when it reported financial results for the second quarter of 2015 to reflect a sharp change in foreign exchange rates and a slight moderation to its still strong rate of sales growth in the United States.  Following the announcement of the Company’s second quarter results, the Company’s share price declined from an all-time high of approximately $71.00 to $52.50.  The Company subsequently announced its results for the third quarter of 2015, including an 11% increase in revenues (23% growth on a constant currency basis) to a new record of $136.8 million; the Company also tightened and improved its projected revenue and Adjusted EBITDA ranges for the full year of 2015.  This performance began to be rewarded by the equity market, but the Company believes that improvement in the Company’s share price was undercut by the Kibbutz’s proxy contest.  The Company believes this proxy contest has created needless investor concern and was, despite the Kibbutz’s claims, undertaken for reasons unrelated to Company’s financial performance.

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The actions of Kibbutz-nominated directors were a significant factor in the recent decline of the Company’s share price.  The Company’s share price declined by approximately 30% during the period from September 17 to September 29, when two Kibbutz-nominated directors abruptly resigned in rapid succession.  They did this at a time when management was working aggressively to address false claims contained in a misleading report, a targeted attack by a self-declared short seller seeking to profit from a decline in the Company’s share price.  Management responded effectively to the attack and further attempts by that short seller to impact the Company’s share price have been unsuccessful, but the resignations of Kibbutz-nominated directors came at a time when the stock was vulnerable and contributed significantly to a loss of investor confidence.  The Kibbutz makes vague claims about governance problems at the Company, but fails to discuss or address the fact that the resignation of its own nominees has been the only identifiable governance problem to harm Caesarstone shareholders.

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The Kibbutz’s claims regarding the capital cost and low utilization level of the Company’s manufacturing expansion in the United States are simply not true.  The Kibbutz erroneously references $70 million as the original budget for the Company’s U.S. manufacturing facility.  The initial total budget for the facility, as disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014, was estimated to be $100 million.  This was split into two phases, with $70 million allocated for the first line in the facility and the next $30 million to be used for the construction of the second line.  In May 2014, the Company announced that it had decided to accelerate implementation of the second line in the United States, which would require “an acceleration of planned capital expenditures.”  In August 2014, the Company announced that it “ha[d] decided to increase its investment in its U.S. facility to approximately $115 million … mostly to accommodate improvements in operations, including upgraded machinery for higher manufacturing capacity.”  A further increase in the total investment in the U.S. manufacturing facility to $130 million was announced in May 2015, mainly to accommodate additional features of the facility, including a design center for sales and marketing purposes.  While the total budget increased over time, these were planned and purposeful increases.  With respect to the capacity utilization of the facility, the first line at the facility was commissioned on schedule in the second quarter of 2015 and is currently ramping to higher production levels at a measured and gradual pace; the second line is currently being commissioned, also on schedule, and will also ramp gradually to increased production.  The Kibbutz’s claims illustrate either that its representatives on the board have not understood the budgeting and operational plan for this major project, or, alternatively, that the Kibbutz is willingly mischaracterizing the budget and operational plan to create a misleading and self-serving argument.

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The Kibbutz complains that the Company has not expanded in new markets, yet neglects to acknowledge that the Company has expanded its global distribution and at the same time successfully implemented its growth strategy in the United States and Canada as the Company’s largest key markets.  The Kibbutz makes the surprising statement that the Company's management has failed to generate significant new sales beyond the Company’s existing markets (i.e., the United States, Australia, Canada and Israel).  The Kibbutz controlled the Company and its board for almost all of the period during which the Kibbutz alleges this failure.  Even in a challenging building market, the Company increased its revenues in the United States by over 600% from $31 million in 2010 to $186 million in 2014, and to $167 million in the first three quarters of 2015.  The Company has also expanded its sales reach from 32 countries in 2007 to 55 countries currently. The Company’s strategy to invest significantly in North America has been correct, has resulted in strong and continued growth, and, despite the Kibbutz’s new and somewhat bizarre claims, has always enjoyed the support of the Kibbutz, including when it controlled the board. Additionally, the Company continues to pursue growth successfully in Australia and other markets.

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The Kibbutz misstates the balanced quartz supply chain that the Company has engineered.  With respect to its quartz suppliers, the Company does not, as the Kibbutz states, purchase quartz only from a single supplier in Turkey, but instead sources quartz from several suppliers in Turkey as well as from other countries.  The Company believes its approach to diversification of supply opportunities, while maintaining favorable overall pricing and high material quality, has been prudent.

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The Company’s management has invested significantly in environmental compliance and solved environmental challenges that the Company developed under the Kibbutz's management.  The Company is unsure what changes the Kibbutz would implement now compared to when it controlled the board only 11 months ago and notes that neither the Kibbutz nor its board representatives have offered any criticisms or suggestions different from the Company’s current approach. As a result, the Company is unsure what Kibbutz means by citing a lack of compliance with respect to “sourcing and production of its products.”  The Company has provided appropriate and transparent disclosure to its board and its investors regarding the areas of environmental remediation on which it is focused.

The Kibbutz Is Not Aligned With Other Shareholders and Its Hand-Picked Nominees Lack the Expertise Necessary to Lead the Company

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The Kibbutz’s nominees do not have relevant experience to guide the Company forward.  In its letter, the Kibbutz portrays its nominees, Yitzhak Sharir and Amnon Dick, as “two highly successful businessmen that … will be extremely valuable to the board and the Company.”  However, Glass Lewis concludes in its analysis that these nominees do not possess the executive or public director experience relevant to the Company’s profile.  Specifically, Mr. Dick’s background is in the telecommunications, radio and logistics industries and Mr. Sharir’s background is in the financial services industry.  The Company’s independent nominating committee reviewed Mr. Sharir’s candidacy in 2014, but ultimately did not recommend him to the board.  The Kibbutz never presented Mr. Dick to the Company for vetting, despite possessing a clear opportunity to do so.  In fact, the Kibbutz did not mention that it was even considering these candidates for the upcoming meeting until it announced their nomination just hours before the third quarter earnings conference call.

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The Kibbutz’s interests are not “entirely aligned” with those of public shareholders and the Company believes its nominees have been chosen to advance the Kibbutz’s particular agenda.  The Kibbutz’s interests are actually very different from public shareholders.  The Kibbutz historically received significant, regular cash distributions from the Company prior to the Company’s initial public offering (the “IPO”); since that time, the Kibbutz has continued to press for substantial dividends from the Company.  Additionally, the Kibbutz has a series of related party agreements with the Company that resulted in the payment of approximately $16 million to the Kibbutz in 2014.  While these agreements are subject to significant scrutiny under Israeli law due to requirements for shareholder, board and audit committee approvals, they place the Kibbutz in a very different position from that of public shareholders.  Caesarstone shareholders should understand that the Kibbutz is not a regular investor, but a unique social community with deep internal political divisions and an inconsistent and divergent set of motives and concerns.  At times, infighting has led the Kibbutz to take actions or attempt to take actions against the Company and its management.  Finally, the Kibbutz’s claim that its nominees have no ties to the Kibbutz is simply NOT true.  For example, Mr. Dick served until recently as director and chairman of the board at another company held by the Kibbutz, an Israeli private company named Nicevend Ltd.

The Company’s Nominees Are Experienced, Properly Vetted, Truly Independent and Supported by Both Leading Independent Proxy Advisory Firms, ISS and Glass Lewis

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Carefully vetted by the independent nominating committee, the Company’s slate of nominees offers an appropriate balance of experience, stability, freshness and representation for the Kibbutz.  The Company’s first contested nominee, Yonatan Melamed, has served as an independent director for eight years and, prior to this year, was supported in seven consecutive elections by the Kibbutz.  The Company’s second contested nominee, Ofer Tsimchi, has strong experience as a director and executive of manufacturing companies and has served as an independent director only since December 2014, enabling him to bring alternate views to the board.  ISS’s report reinforces the appropriateness of these nominees, noting: “the dissident has not demonstrated that there is a problem with board dynamics or identified specific issues which could lead to a vote in favor of the Kibbutz independent nominees instead of the independent nominees proposed by the Company.”2

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The Company’s independent director nominees provide the “independent voices” the Kibbutz claims are missing.  Both Glass Lewis and ISS agree with the Company that its slate of directors includes a majority of independents.  Among them is a seasoned U.S. public company director, Ronald Kaplan.  The Company has also put forth an independent chairman, veteran director Yonatan Melamed.  Moreover, shareholders should exercise caution when considering the Kibbutz’s supposed concern about director independence.  The Kibbutz proposed various nominees to the Company’s nominating committee during the period leading up to the notice of the annual meeting, and none of them was independent.  The Kibbutz also refuses to back Mr. Melamed as chairman, even though Glass Lewis and ISS confirmed the Company’s determination that he is independent and qualified.

The Kibbutz’s Intention to Regain Control of the Company’s Board Is Clear.

Even though it sold its majority stake in offerings in 2013 and 2014 and reaped over $300 million in cash from the sale of its shares, the Kibbutz wants to regain control of the board.  The Kibbutz has revealed these true objectives, both in direct discussions with the Company and even within the language of the Kibbutz’s proxy statement, despite its assurances to the contrary.

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The Kibbutz has expressly stated multiple times that it wishes to regain control of the board.  In discussions with the Company’s independent nominating committee, the Kibbutz’s authorized representatives stated that the Kibbutz wished to regain control of the board and act as the sole owner of the Company.  In its November 3 notice, the Kibbutz stated that it reserved the right to propose additional candidates if the Company increased the size of the board to more than nine members.  These statements make little sense if the Kibbutz merely seeks to introduce new independent directors to the board.  The Kibbutz’s need to increase its number of proposed representatives and nominees from five to a higher number if the board size were to be increased can point only to the Kibbutz’s ultimate goal of board control.

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If elected, the Kibbutz’s nominees would grant the Kibbutz increased board representation and de facto control.  The Kibbutz states in its letter that, if successful in its proxy proposal, it “will have voluntarily reduced” its board representation.  However, as the Company already included three Kibbutz representatives on its slate, if the Kibbutz’s two nominees are elected, five out of nine board seats will be held by Kibbutz representatives or nominees.  Control of the board by one shareholder that holds 32.4% of the Company’s shares – and has its own self-serving motivations and interests – would significantly harm the interests of the holders of the remaining 67.6% of the Company’s shares.

2 Permission to use the above quotation has been neither sought nor obtained.

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The Kibbutz recommended the removal of the chairman of the Company’s board as he did not acquiesce to the Kibbutz’s special interests.  The Kibbutz misstates the facts when it writes that by deciding not to endorse the current chairman for reelection, the Kibbutz “ceded [its] chairmanship” to support an independent board chairman.  Kibbutz member Maxim Ohana has served as chairman of the board since the Company’s IPO.  In light of his impeccable service and his constant observance of a duty to all shareholders, the Company’s independent nominating committee and a majority of the Company’s board decided that it would be in the best interests of the Company’s shareholders for Mr. Ohana to remain as chairman for one more term.  The Kibbutz did not, as it claims in its letter, reluctantly forfeit its influence over the chairmanship, but actively requested that Mr. Ohana not run for reelection.  When the Company nominated independent director, Yonatan Melamed, in Mr. Ohana’s stead as an attempt to assuage the Kibbutz, it also rejected his appointment.  These facts suggest that the Kibbutz is seeking to replace any chairman who could be reasonably expected to act for the benefit of all shareholders with one who will act in accordance with the Kibbutz’s special interests.

The Company Has Instituted Strong Corporate Governance Policies and There Is a Productive, Constructive Relationship between Management and the Board

In its letter, the Kibbutz cites “significant corporate governance issues” at the Company caused by a lack of checks and balances on the board.  This statement is not true and ignores the objectively robust controls that the Company has put in place to ensure that its management and board work in the best interests of shareholders.  Furthermore, the Company now believes that the transition from a controlled company to a non-controlled company will be complete with the appointment of a new, independent Chairman.

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The Company’s board committees are fully independent and its board is majority independent.  The Company has had an independent audit committee since its IPO, an independent compensation committee since 2013 and an independent nominating committee since September 2014.  In its report, ISS finds no corporate governance concerns with the committees and applauds the diligence of these committees by pointing out that in 2015, the audit committee met 11 times, the compensation committee met eight times and the nominating committee met five times.  The board has also been majority independent since December 2014.

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Management does not unduly influence the board, its agenda or its board meetings.  Although the Kibbutz alleges that management controls the board, no member of management is a member of or is nominated as a member of the Company’s board.  This reality clearly conflicts with the Kibbutz’s claim that the CEO of the Company controls the board’s agenda.  Management is also clearly accountable to appropriate board oversight given the strong representation of independent directors and the frequency of board and committee meetings.  It is simply not true that only subjects proposed for discussion by management are addressed at the board meetings.  Directors’ recommendations for discussions are frequently accepted.  Moreover, under Israeli law, if two directors request to include any matter on a board meeting’s agenda, the board must fulfill that request.  Accordingly, board members each have significant influence on the content of board meetings.  Finally, the Kibbutz controlled the board until December 2014.  It is unclear if the Kibbutz is alleging that management unduly influenced the board even then or if this undue influence has arisen only in the 11 months after that date.

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The Kibbutz misstates corporate governance issues as the reason for recent director resignations.  As the Company has stated in its public filings, the recent resignations of two directors did not reflect differences of opinion as to the Company’s business, accounting or public disclosures or concerns about any alleged wrongdoing.  The directors, one affiliated with the Kibbutz and the other originally nominated by the Kibbutz, provided few specific reasons for their resignations, other than non-specific allusions to board governance and material decisions of the board.  The only specific reason given by one of them was a disagreement over the grant of options to the Company’s CEO.  Notably, this grant was approved by the Company’s shareholders, including the Kibbutz itself.

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The Kibbutz’s desire for separate board counsel further demonstrates that it wishes to drive a wedge between management and the board.  The Company agrees that in limited and unusual circumstances, there would be a need for the board to engage separate counsel, but as is customary in the United States and in Israel, in the ordinary course of the Company’s life, the Company’s legal counsel (external U.S. and Israeli counsel) are counsel to the board.  Moreover, the Kibbutz does have legal representation of its own present at every board meeting.  The Kibbutz’s own legal counsel, who is also involved in the current proxy contest, is a sitting and nominated board member.

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The board and its committees consistently perform their work in an orderly fashion.  Contrary to the Kibbutz’s claim, board meetings are convened with proper notice of the agenda and relevant materials are distributed in advance of meetings.

The Company is very pleased that both ISS and Glass Lewis, the two leading independent proxy advisory firms, have carefully reviewed the voting alternatives and both have recommended that shareholders vote “FOR” all of Caesarstone’s nominees and “AGAINST” the Kibbutz’s nominees on the WHITE proxy card.  The Company recommends that you vote “FOR” each of the Company’s director nominees who are listed in Proposals 1 and 2, “AGAINST” each of the Kibbutz’s director nominees listed in Proposal 3 and “FOR” Proposal Nos. 4, 5, 6, 7 and 8 on management’s WHITE proxy card.  The Company furthermore recommends that you do not vote the Kibbutz’s GOLD card and that you discard any and all proxy solicitations you might receive from the Kibbutz or other persons affiliated with the Kibbutz.

If you have questions or need assistance in voting your shares for the upcoming annual meeting, you may contact Morrow & Co., Caesarstone’s proxy solicitor.  Morrow & Co. can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces.  The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces.  Caesarstone’s four collections of products – Classico, Supremo, Motivo and Concetto – are available in 55 countries around the world.  For more information about the Company, please visit our website www.caesarstone.com. (CSTE)

Forward-Looking Statements

In addition to historical information, this letter contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934.  Such forward-looking statements may include projections regarding Caesarstone’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  The forward-looking statements contained in this letter are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Caesarstone’s control.  Important factors that could cause Caesarstone’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission.  Any forward-looking statement made in this letter speaks only as of the date hereof.  Factors or events that could cause Caesarstone’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Caesarstone to predict all of them.  Except as required by law, Caesarstone undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations Contacts

ICR, Inc.
James Palczynski, +1-203-682-8229
Partner